UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CPEX PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	26 — 1172076 (I.R.S. Employer Identification No.)
2 Holland Way
Exeter New Hampshire, 03833
(Address of principal executive office) (ZIP code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Preferred Stock Purchase Rights	NASDAQ Capital Market
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐
Securities Act registration statement file number to which this form relates:   N/A
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX

Item 1. Description of Registrant’s Securities to be Registered.
          In connection with the spin-off of CPEX Pharmaceuticals, Inc. (the “Company”) and as disclosed in the Company’s Information Statement dated June 17, 2008 relating thereto, the Board of Directors of the Company on June 12, 2008 authorized and declared a dividend of one preferred stock purchase right (the “Rights”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), of the Company. The distribution will be made on June 23, 2008 (the “Record Date”) to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series A Preferred Stock, $0.01 par value (the “Preferred Stock”), at a price of $100.00 (the “Purchase Price”). The description and terms of the Rights are set forth in the Rights Agreement, dated as of June 13, 2008, between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agent”) (the “Rights Agreement”).
     Distribution Date; Acquiring Person
     The Rights are not exercisable until the Distribution Date. Under the Rights Agreement, the “Distribution Date” generally occurs upon the earlier of (i) 10 days following a public announcement that a person or group of persons has become an “Acquiring Person” by becoming the beneficial owner of fifteen percent (15%) or more of the shares of the Common Stock then outstanding, except for certain exceptions including (A) the Company and its subsidiaries, (B) Bentley Pharmaceuticals, Inc. prior to its distribution of Common Shares in connection with the spin-off, (C) the Company’s employee benefit plans, (D) any person that becomes an owner of 15% or more of the Common Stock as a result of a reduction in the number of outstanding shares due to the repurchase by the Company, unless such person purchases 1% more of the Common Stock thereafter, (E) an owner of less than 20% or more of the Common Stock, who files on Schedule 13G or 13D, and does not state an intention or reserve the right to control or influence the management or policies of the Company, provided that such owner make all requisite certifications as requested by the Board of Directors, and (F) any member of the “Existing Group,” which is defined as Michael McGovern and his affiliates and associates, provided that any member of the Existing Group, together with its affiliates and associates, does not increase its beneficial ownership, from the date of the Rights Agreement, by 15% or more of the shares of common stock then outstanding, or (ii) 10 business days (or such later date as the Board of Directors shall determine) after the date that a tender or exchange offer by any person (other than the Company, its subsidiaries, any employee benefit plan of the Company or any member of the Existing Group) is announced, if upon consummation thereof, such person would become an Acquiring Person, in either instance other than pursuant to a Qualified Offer. A “Qualified Offer” is defined as an offer for all outstanding shares of the Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms.
     Exercisability; Expiration
     The Rights are not exercisable until the Distribution Date. Once exercisable, each Right entitles the registered holder of such Right to purchase from the Company one one-thousandth of a share of Preferred Stock at the purchase price of $100.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment. The Rights will expire upon the earlier of (i) June 13, 2018 or (ii) the redemption or exchange by the Company, in each case as described below and provided in the Rights Agreement.
     Dividends
     Each share of Preferred Stock purchasable upon exercise of the Rights will be entitled to a quarterly dividend payment of the greater of $0.01 per share or 1,000 times the aggregate per share amount of all cash dividends and all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock.

     Liquidation, Dissolution or Winding Up of the Company
     In the event of a liquidation, dissolution or winding up of the Company, the holders of the shares of Preferred Stock will be entitled to a preferential liquidation payment of $1,000.00 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. The shares of Preferred Stock will not be redeemable. These Rights are protected by customary anti-dilution provisions.
     Fractional Shares
     The Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of the Preferred Stock.
     Merger, Consolidation or Sale or Transfer of Assets; Exchange
     In the event that a Person becomes an Acquiring Person, except pursuant to a Qualified Offer, each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (based on a formula set forth in the Rights Agreement) equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph (the “Flip-in Event”), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or by certain related parties) shall be null and void. However, Rights are not exercisable following the occurrence of the Flip-in Event until such time as the Rights are no longer redeemable by the Company.
     At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock, per Right (subject to adjustment).
     Adjustments
     The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants.
     With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.
     Redemption; Termination
     The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right the holders of Rights will have will be to receive the Redemption Price.
     Supplements and Amendments
     Prior to the Distribution Date, the Rights and the Rights Agreement can be amended or supplemented by the Board of Directors of the Company in any respect, without the approval of the holders of the Rights. The Board of Directors may only supplement or amend the Rights Agreement in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement, (iii) shorten or lengthen any time period under the Rights Agreement or (iv) make any changes or supplements which the Company may deem necessary or desirable which shall not adversely affect the interests of the holders of right certificates (other than an Acquiring Person or an affiliate or associate thereof).
     Further Information
     The form of Rights Agreement between the Company and the Rights Agent (including as Exhibit A the form of Certificate of Designation of the Series A Preferred Stock of the Company, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement) is attached as Exhibit 4.1 to the Company’s form 8-K filed with the Securities and Exchange Commission on June 18, 2008, and is incorporated herein by reference. The foregoing description of the Rights Agreement and Rights are qualified in their entirety by reference to such exhibits.
Item 2. Exhibits.
3.1	Certificate of Designation, Preferences and Rights of Series Preferred Stock (incorporated by reference to Exhibit 4.2 of CPEX Pharmaceuticals, Inc.’s Form 8-K filed June 18, 2008).

4.1	Rights Agreement, dated as of June 13, 2008, between CPEX Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, LLC, including as Exhibit A thereto the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Form of Summary of Rights to Purchase Preferred Stock (incorporated by reference to Exhibit 4.1 of CPEX Pharmaceuticals, Inc.’s Form 8-K filed June 18, 2008).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CPEX PHARMACEUTICALS, INC.
By:	/s/ Robert P. Hebert
Robert P. Hebert
Vice President and Chief Financial Officer
Date: June 19, 2008

CPEX PHARMACEUTICALS, INC
EXHIBIT INDEX
JUNE 19, 2008
3.1	Certificate of Designation, Preferences and Rights of Series Preferred Stock (incorporated by reference to Exhibit 4.2 of CPEX Pharmaceuticals, Inc.’s Form 8-K filed June 18, 2008).

4.1	Rights Agreement, dated as of June 13, 2008, between CPEX Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, LLC, including as Exhibit A thereto the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Form of Summary of Rights to Purchase Preferred Stock (incorporated by reference to Exhibit 4.1 of CPEX Pharmaceuticals, Inc.’s Form 8-K filed June 18, 2008).